October 14, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief

Martin James, Senior Assistant Chief Accountant

Tara Harkins, Staff Accountant

Division of Corporation Finance

RE:	Verigy Ltd.

Form 10-K for the Year Ended October 31, 2009

File No. 000-52038

Ladies and Gentlemen:

As a supplement to our response dated September 29, 2010, we wish to inform you that we have now completed our annual assessment to determine whether our operating segments exhibit similar characteristics and, as a result, confirm that we will disclose our two operating segments separately as two reportable segments in our Form 10-K for our fiscal year ended October 31, 2010 and, in accordance with ASC 280-10-50-34, prior period segment data presented for comparative purposes will be revised to present the memory and SOC segments as separate reportable segments.

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Securities and Exchange Commission

Re: Verigy Ltd.

October 14, 2010

Please feel free to contact me directly at (408) 864-7531, or Margo Smith, Vice President and General Counsel, at (408) 864-7515 with any further comments or questions that you may have. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Form 10-K when the Staff’s review is complete.

Very truly yours,

/s/ Robert J. Nikl
Robert J. Nikl Chief Financial Officer

cc:	Margo M. Smith, Verigy Ltd., Vice President and General Counsel